UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 9

TO

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

Gehl Company

(Name of Subject Company)

Gehl Company

(Names of Person(s) Filing Statement)

Common Stock, $.10 par value

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

William D. Gehl

Chief Executive Officer

Gehl Company

143 Water Street

West Bend, Wisconsin 53095

(262) 334-9461

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Benjamin F. Garmer, III

Jay O. Rothman

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 9 to Schedule 14D-9 (this “Amendment No. 9”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on September 8, 2008 on Schedule 14D-9 (the “Schedule 14D-9”). This Amendment No. 9 and the Schedule 14D-9 relate to the offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”), and a direct wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”), at a price of $30.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions disclosed in the Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement on Schedule TO (the “Schedule TO”) and as set forth in the Offer to Purchase dated September 7, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 9 is being filed by the Company to amend and supplement Items 6, 8 and 9 of the Schedule 14D-9. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Items 6 and 8 are amended and supplemented by adding the following text thereto:

The Offer expired at 5:00 p.m., New York City time, on Monday, October 20, 2008.

On October 21, 2008, Parent issued a press release announcing that a total of 8,988,693 Shares were validly tendered and not withdrawn prior to the expiration of the initial offering period, representing, when taken together with the 1,748,046 Shares already owned by Parent, approximately 89.0% of the outstanding and fully diluted Shares of common stock of the Company. An additional 1,315,245 Shares were tendered pursuant to notices of guaranteed delivery. All Shares validly tendered in the initial offering period have been accepted for payment.

Purchaser has commenced a subsequent offering period for all remaining Shares to permit shareholders who have not yet tendered their Shares the opportunity to do so. This subsequent offering period will expire at 12:00 p.m. (noon), New York City time, on Friday, October 24, 2008, unless further extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.

The same $30.00 per Share price offered in the initial offering period will be paid during this subsequent offering period. All Shares validly tendered will be immediately accepted and payment will be made promptly after acceptance, in accordance with the terms of the Offer. Procedures for tendering Shares are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure and (2) Shares tendered during the subsequent offering period may not be withdrawn.

Item 9 is amended and supplemented to include the following exhibit:

(a)(12)	Text of Press Release issued by Parent, dated October 21, 2008 [Incorporated by reference to Exhibit (a)(1)(P) to Amendment No. 12 to the Schedule TO filed by Parent on October 21, 2008]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2008

GEHL COMPANY

By:	/s/ Michael J. Mulcahy
Michael J. Mulcahy
Vice President, Secretary and General Counsel

EXHIBIT INDEX

(a)(12)	Text of Press Release issued by Parent, dated October 21, 2008 [Incorporated by reference to Exhibit (a)(1)(P) to Amendment No. 12 to the Schedule TO filed by Parent on October 21, 2008]